82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031202

REGISTRANT'S NAME Cadre Resources Ltd

*CURRENT ADDRESS

PROCESSED

APR 15 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2911 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE : 4/2/02

82-2911
AR/S
10-31-01

02 APR -2 AM 8:1

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	01	10	31	02	03	12

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V7X 1A8	(250) 447-9149	(250) 447-6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
R. Page Chilcott		Director		(250) 447-6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" R. Page Chilcott"	R. Page Chilcott	02	03	12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	02	03	12

SCHEDULE A: FINANCIAL STATEMENTS

CADRE RESOURCES LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

OCTOBER 31, 2001

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years ended October 31, 2001 and 2000 and for the period from incorporation to October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a responsible basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended October 31, 2001 and 2000 and for the period from incorporation to October 31, 2001 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements for the year ended October 31, 1999 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated March 13, 2000.

"DAVIDSON & COMPANY

Vancouver, Canada　　　　Chartered Accountants

March 12, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company's substantial losses from operations, substantial doubt about the Company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders, dated March 12, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"DAVIDSON & COMPANY

Vancouver, Canada　　　　Chartered Accountants

March 12, 2002

CADRE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT OCTOBER 31
(Expressed in U.S. dollars)

	2001	2000
ASSETS		
Current		
Cash	$ 2,462	$ 101,862
Receivables	4,246	3,638
	6,708	105,500
Capital assets (Note 3)	-	1,632
	$ 6,708	$ 107,132
LIABILITIES AND DEFICIENCY IN NET ASSETS		
Current		
Accounts payable and accrued liabilities	$ 473,554	$ 424,826
Due to shareholders (Note 4)	360,109	344,269
Convertible debentures (Note 5)	-	122,375
	833,663	891,470
Deficiency in net assets		
Capital stock (Note 6)		
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares, without par value		
Issued and outstanding		
7,857,715 common shares (2000 – 5,753,911 common shares)	4,549,205	4,275,955
Subscriptions received in advance	-	65,000
Deficit	(5,376,160)	(5,125,293)
	(826,955)	(784,338)
	$ 6,708	$ 107,132

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)

	From Incorporation to October 31, 2001	Year Ended October 31, 2001	Year Ended October 31, 2000	Year Ended October 31, 1999
EXPENSES				
Amortization	$ 13,450	$ 1,632	$ 625	$ 875
Bank charges and interest	150,601	30,845	28,483	16,196
Foreign exchange gain	(30,013)	(15,075)	(191)	(817)
General exploration expenses	197,526	-	-	-
Professional fees	486,898	24,777	21,030	18,271
Management and consulting fees	1,369,006	180,141	155,014	120,495
Office and miscellaneous	340,122	6,619	8,508	5,714
Salaries	14,580	-	-	-
Shareholder costs and listing fees	129,833	8,874	10,094	6,766
Telephone	80,063	3,644	6,099	4,791
Travel and promotion	288,177	9,410	24,435	9,777
Loss before other items	3,040,243	250,867	254,097	182,068
OTHER ITEMS				
Interest income	41,669	-	-	-
Gain on disposition of mineral property	18,588	-	-	-
Write-off of mineral properties	(2,076,923)	-	(326,601)	-
Write-off of deferred public offering costs	(31,552)	-	-	-
Loss on settlement of lawsuit	(287,699)	-	-	-
	(2,335,917)	-	(326,601)	-
Loss for the period	(5,376,160)	(250,867)	(580,698)	(182,068)
Deficit, beginning of year	-	(5,125,293)	(4,544,595)	(4,362,527)
Deficit, end of year	$ (5,376,160)	$ (5,376,160)	$ (5,125,293)	$ (4,544,595)
Basic and diluted loss per share		$ (0.03)	$ (0.11)	$ (0.03)
Weighted average of number of shares outstanding during the year		7,276,580	5,639,463	5,429,234

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	From Incorporation to October 31, 2001	Year Ended October 31, 2001	Year Ended October 31, 2000	Year Ended October 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (5,376,160)	$ (250,867)	$ (580,698)	$ (182,068)
Items not affecting cash:				
Amortization	13,450	1,632	625	875
Gain on disposition of mineral property	(18,588)	-	-	-
Write-off of mineral properties	2,076,923	-	326,601	-
Write-off of deferred public offering costs	31,552	-	-	-
Loss on settlement of law suit	287,669	-	-	-
Accrued and unpaid interest	98,230	17,215	28,215	15,840
Changes in non-cash working capital items				
Receivables	(4,246)	(608)	951	(653)
Accounts payable and accrued liabilities	1,477,930	48,728	82,814	149,451
Net cash used in operating activities	(1,413,240)	(183,900)	(141,492)	(16,555)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued for cash	3,917,078	84,500	66,182	17,479
Deferred public offering costs	(31,552)	-	-	-
Capital stock redeemed	(109,663)	-	-	-
Repayment of shareholder advances	(257)	-	-	-
Convertible debentures	110,000	-	110,000	-
Subscriptions received in advance	65,000	-	65,000	-
Net cash provided by financing activities	3,950,606	84,500	241,182	17,479
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral property expenditures	(2,521,455)	-	-	-
Capital assets acquired	(13,449)	-	-	-
Net cash used in investing activities	(2,534,904)	-	-	-
Change in cash during the period	2,462	(99,400)	99,690	924
Cash, beginning of year	-	101,862	2,172	1,248
Cash, end of year	$ 2,462	$ 2,462	$ 101,862	$ 2,172
Cash paid during the year for:				
Interest expense		$ -	$ -	$ -
Income taxes		-	-	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company is dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	2001	2000
Deficit	$ (5,376,160)	$ (5,125,293)
Working capital (deficiency)	(826,955)	(785,970)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

Capital assets

Capital assets are stated at cost and amortized using the declining balance method at the following annual rates:

Office furniture	20%
Office equipment	30%

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock options

The Company grants options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on the exercise of stock options is credited to capital stock.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current years presentation.

(Expressed in U.S. dollars)

3. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 2,244	$ 2,244	$ -	$ 2,244	$ 1,840	$ 404
Office equipment	9,881	9,881	-	9,881	8,653	1,228
	$ 12,125	$ 12,125	$ -	$ 12,125	$ 10,493	$ 1,632

4. DUE TO SHAREHOLDERS

	2001	2000
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$ 143,629	$ 143,629
Loans from shareholders bearing interest at 12% per annum, unsecured with no fixed terms of repayment	216,480	200,640
	$ 360,109	$ 344,269

Included in loans from shareholders is accrued and unpaid interest of $84,480 (2000 - $68,640).

5. CONVERTIBLE DEBENTURES

During the year ended October 31, 2000, the Company issued convertible debentures, bearing interest at 15% per annum for cash proceeds of US$110,000. Under the terms of the debenture, any unpaid principal and interest is convertible into common shares of the Company at a conversion price of US$0.20 per share (amended from the original US$0.50 conversion price).

During the current year, the debentures and accrued interest totalling $123,750 were converted into 582,376 common shares of the Company.

(Expressed in U.S. dollars)

6. CAPITAL STOCK

Common stock

	Number of Shares	Amount
Issued on incorporation	1	$ -
Issued for cash		
Escrow shares	750,000	5,576
Flow through shares	388,000	72,119
Unrestricted shares	155,000	28,810
Balance, October 31, 1988	1,293,001	106,506
Issued for		
Property acquisition	36,000	13,383
Balance, October 31, 1989	1,329,001	119,888
Issued for		
Cash	600,000	178,439
Debt settlement	28,000	5,204
Property acquisition	94,694	34,498
Balance, October 31, 1990	2,051,695	338,030
Issued for		
Property acquisition	147,500	31,933
Exercise of options	170,000	40,967
Exercise of warrants	125,000	32,528
Private placements	1,050,000	211,896
Balance, October 31, 1991	3,544,195	655,353
Issued for		
Private placements	598,674	133,457
Exercise of warrants	333,000	69,269
Property acquisition	199,998	74,349
Balance, October 31, 1992 Pre-Consolidation	4,675,867	932,429

- continued -

(Expressed in U.S. dollars)

6. **CAPITAL STOCK** (cont'd...)

Common stock (cont'd...)

	Number of Shares	Amount
Continued...		
Balance, October 31, 1992 Post-Consolidation (6:1)	779,311	932,429
Issued for		
Private placements	850,000	596,382
Exercise of options	10,233	12,782
Property acquisition	40,000	41,636
Debt settlement	39,273	42,167
Finders fee	27,600	20,931
Shares purchased and cancelled	(26,667)	(35,688)
Balance, October 31, 1993	1,719,750	1,610,639
Issued for		
Private placements	786,864	945,906
Exercise of options	44,332	54,716
Exercise of warrants	120,912	94,477
Mineral property acquisition	100,000	115,985
Balance, October 31, 1994	2,771,858	2,821,723
Issued for		
Private placements	916,000	813,867
Exercise of warrants	72,068	62,346
Mineral property acquisition	50,000	52,239
Balance, October 31, 1995	3,809,926	3,750,175
Issued for		
Exercise of warrants	105,099	105,000
Balance, October 31, 1996	3,915,025	3,855,175
Issued for		
Private placements	74,893	112,340
Exercise of options	73,300	32,170
Settlement of lawsuit	400,000	84,000
Shares purchased and cancelled	(80,000)	(73,975)

- *continued* -

(Expressed in U.S. dollars)

6. CAPITAL STOCK (cont'd...)

Common stock (cont'd...)

	Number of Shares	Amount
Continued...		
Balance, October 31, 1997	4,383,218	4,009,710
Issued for		
Private placements	238,222	35,734
Debt settlement	740,249	146,850
Balance, October 31, 1998	5,361,689	4,192,294
Issued for		
Exercise of options	130,000	17,479
Balance, October 31, 1999	5,491,689	4,209,773
Issued for		
Exercise of options	136,500	21,123
Exercise of warrants	238,222	45,059
Cancellation of escrow	(112,500)	-
Balance, October 31, 2000	5,753,911	4,275,955
Issued for		
Private placements	1,371,428	130,000
Conversion of debenture	582,376	123,750
Exercise of options	150,000	19,500
Balance, October 31, 2001	7,857,715	$ 4,549,205

During the current year, the Company completed a non-brokered private placement consisting of 371,428 units at $0.175 per unit for proceeds of $65,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.175 per share for the first year or at $0.20 per share for the second year. These units were issued in exchange for funds received in the prior year of $65,000.

During the current year, the Company also completed a non-brokered private placement consisting of 1,000,000 common shares at CDN$0.10 (US$0.065) for proceeds of $65,000.

(Expressed in U.S. dollars)

6. CAPITAL STOCK (cont'd...)

Stock options and warrants

As at October 31, 2001, the following stock options and warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	130,000		CDN $ 0.20	April 22, 2004
	140,000		0.20	February 7, 2005
	245,000		0.20	February 2, 2006
	375,000		0.15	May 25, 2006
Warrants	371,428		US $ 0.175	December 21, 2001
		then at	0.20	December 21, 2002

Stock option transactions and the number of share options outstanding are summarized as follows:

	October 31, 2001	Weighted Average Exercise Price	October 31, 2000	Weighted Average Exercise Price	October 31, 1999	Weighted Average Exercise Price
Outstanding, beginning of year	420,000	CDN $ 0.32	490,000	CDN $ 0.22	535,000	CDN $ 0.20
Granted	890,000	0.18	155,000	0.49	130,000	0.28
Exercised	(150,000)	0.20	(136,500)	0.23	(130,000)	0.20
Expired/cancelled	(270,000)	0.39	(88,500)	0.20	(45,000)	0.20
Outstanding, end of year	890,000	$ 0.18	420,000	$ 0.32	490,000	$ 0.22

All options outstanding as at October 31, 2001 are currently exercisable.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(Expressed in U.S. dollars)

8. RELATED PARTY TRANSACTIONS

During the year ended October 31, 2001, the Company paid or accrued management and consulting fees of $115,141 (2000 - $123,803; 1999 - $120,495) to directors and companies controlled by directors of the Company.

Included in accounts payable as at October 31, 2001 is $297,728 (2000 - $295,581) due to directors and companies controlled by directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and development of resource properties.

10. INCOME TAXES

The Company adopted during the current year the new recommendations of the Canadian Institute of Chartered Accountants with respect to "Accounting for Income Taxes". The Company adopted these standards, retroactively, without restatement.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2001		2000		1999
Loss for the year	$	(250,867)	$	(580,698)	$	(182,068)
Expected income tax recovery	$	(111,887)	$	(264,798)	$	(83,023)
Non-deductible expenses for tax purposes		2,826		154,786		399
Unrecognized benefit of non-capital losses		109,061		110,012		82,624
Total income taxes	$	-	$	-	$	-

(Expressed in U.S. dollars)

10. INCOME TAXES (cont'd...)

The significant components of the Company's future income taxes assets are as follows:

	2001	2000	1999
Future income tax assets:			
Non-capital loss carryforwards	$ 900,276	$ 940,963	$ 931,397
Capital assets	4,582	4,165	3,899
Resource deductions	260,508	278,225	131,297
Net future income tax assets before valuation allowance	1,165,366	1,223,353	1,066,593
Less: valuation allowance	(1,165,366)	(1,223,353)	(1,066,593)
Net future income tax assets	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$3,796,000. These losses, if not utilized, will expire commencing in 2002. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2001 consisted of:

a) The Company issuing 582,376 common shares in the amount of $123,750 upon the conversion of convertible debentures of $123,750.

b) The Company issuing 371,428 common shares in the amount of $65,000 in exchange for funds received in the prior year of $65,000.

There were no significant non-cash transactions for the years ended October 31, 2000 and 1999.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP"), excepted as discussed below. The material differences between Canadian and United States GAAP affecting the Company's financial statements are summarized as follows:

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under United States GAAP expenditures on mineral property costs can only be deferred subsequent to the establishment of proven mining reserves. For United States GAAP purposes the Company has expensed exploration expenditures and acquisition costs related to exploration in the period incurred.

Accounting for stock-based compensation

For United States GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at October 31, 2001 no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123. During the years ended October 31, 2001, 2000 and 1999, the Company has not issued options to individuals other than employees and directors.

The following pro-forma financial information presents the loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	Year Ended December 31		
	2001	2000	1999
Loss under United States GAAP	$ (250,867)	$ (580,698)	$ (182,068)
Additional stock based compensation expense	(73,506)	(39,848)	(21,462)
Pro-forma loss	$ (324,373)	$ (620,546)	$ (203,530)
Pro-forma basic and diluted loss per share	$ (0.04)	$ (0.11)	$ (0.04)

Using the fair value method for stock-based compensation, additional costs of approximately $73,506, $39,848, and $21,462 would have been recorded for the years ended October 31, 2001, 2000, and 1999, respectively. This amount is determined using the Black-Scholes option pricing model assuming no dividends are to be paid, expected life of 5 years (2000 – 5 years; 1999 – 5 years), weighted average contractual life of 3.97 years (2000 – 2.68 years; 1999 – 1.87 years), a weighted average volatility of the Company's share price of 204.90% (2000 – 177%; 1999 - 197%) and an annual risk free interest rate of 5.4% (2000 - 5.5%; 1999 - 5.0%).

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Recent accounting pronouncements

In June, 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized but will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

	2001	2000
Balance Sheets		
Total assets under Canadian and United States GAAP	$ 6,708	$ 107,132
Total liabilities under Canadian and United States GAAP	$ 833,663	$ 891,470
Deficiency in net assets under Canadian and United States GAAP	(826,955)	(784,338)
Total liabilities and deficiency in net assets under Canadian and United States GAAP	$ 6,708	$ 107,132

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

		2001		2000		1999
Statements of Operations and Deficit						
Loss under Canadian and United States GAAP	$	(250,867)	$	(580,698)	$	(182,068)
Basic and diluted loss per share under Canadian and United States GAAP	$	(0.03)	$	(0.11)	$	(0.03)
Statements of Cash Flows						
Operating activities under Canadian and United States GAAP	$	(183,900)	$	(141,492)	$	(16,555)
Financing activities under Canadian and United States GAAP	$	84,500	$	241,182	$	17,479
Investing activities under Canadian and United States GAAP	$	-	$	-	$	-

13. SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2001:

a) The Company entered into a technology license agreement with Falcon Concentrators International Inc. ("Falcon"). The license agreement grants to the Company, rights within Venezuela. The rights include exclusive access to Falcon's technology, discounts on purchases of Falcon equipment and royalties on sales within Venezuela to third parties. The term of the license is twenty years.

Consideration for the acquisition of the technology license consists of the issuance of 1,800,000 common shares of the Company as follows:

i) 540,000 common shares upon CDNX acceptance.
ii) 540,000 common shares following completion of successful bulk sampling campaign using Falcon's pilot-scale concentrator.
ii) 720,000 common shares upon presentation of a positive 'bankable' feasibility study.

This transaction is subject to regulatory approval.

13. SUBSEQUENT EVENTS (cont'd...)

b) The Company negotiated a non-brokered private placement consisting of 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at CDN$0.40 per share for a period of two years. A 10% finders fee is payable on the transaction. This transaction is subject to regulatory approval.

c) The Company has agreed to settle CDN$694,559 of trade payables in exchange for the issuance of 2,778,180 common shares of the Company at an agreed value of CDN$0.25 per share. This transaction is subject to regulatory approval.

82-2911

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.			01	10	31	02	03	12
ISSUER ADDRESS								
Box # 48836, Bentall Center, 595 Burrard Street								
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.		
Vancouver	B.C.	V7X 1A8	(250) 447-9149			(250) 447-6641		
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.		
R. Page Chilcott		Director				(250) 447-6641		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS						
investorrelations@cadreresources.com		cadreresources.com						

CERTIFICATE

The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" R. Page Chilcott"	R. Page Chilcott	02	03	12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	02	03	12

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See attached financial statements

2) Related party transactions

   See attached financial statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
11/30/00	Common	Debt Conversion	582,376	$0.30	$175,790	Cash	Nil
12/21/00	Common	Private Placement	371,428	$0.27	$100,000	Cash	Nil
03/26/01	Common	Private Placement	1,000,000	$0.10	$100,000	Cash	Nil
05/17/01	Common	Options Exercised	150,000	$0.20	$30,000	Cash	Nil

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
02/06/01	245,000	Directors	$ 0.20	02/06/2006
05/25/01	375,000	Directors	$ 0.15	05/25/06

4) Summary of securities as at the end of the reporting period

   See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Campbell H. Pearson - CFO
   Carlos Bacalao Romer

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations And Financial Condition

a) Loss - The Company incurred a net loss of $250,867 for the year compared to a net loss of $580,698 for the prior year. This amounts to a decrease of $329,831 due to no properties being written down in value.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire concessions are ongoing but will require government agreement to our extraction proposals. Successful conclusion will depend upon the Company obtaining adequate financing.
c) The Company is planning a feasibility study to include a bulk-sampling program and pilot-plant. Positive results will lead to a second phase, full-scale technical, economic and environmental study of the large-scale exploitation potential of the district. Concession tenure, titles and permitting along with government acquiescence and support would be included in this second phase. Completion of this phase will include operating and capital costs of the project.
d) The Company is currently negotiating an alliance with a major engineering firm. This firm is conducting a due diligence review prior to committing to jointly develop the Caroni project.
e) The company has entered into a licensing agreement with Falcon Concentrators International Inc. covering the use of it's equipment and technology in Venezuela. The agreement is subject to regulatory acceptance.
f) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

During the period debentures were converted; relieving the Company of liabilities in the amount of $175,790. A private placement was completed and stock options were exercised for a total of $200,000, used for working capital.

Subsequent to the year end the company successfully negotiated a private placement for $200,000 and agreed to settle $694,559 of trade payables into 2,778,180 common shares of the Company. Both transactions are subject to regulatory acceptance.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $826,955. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.